

May 21, 2020

Jennifer W. Murphy
President, Chief Executive Officer and Director
Western Asset Mortgage Capital Corporation
385 East Colorado Boulevard
Pasadena, California 91101

> **Re: Western Asset Mortgage Capital Corporation**
> **Registration Statement on Form S-3**
> **Filed May 19, 2020**
> **File No. 333-238486**

Dear Ms. Murphy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David J. Goldschmidt